Exhibit (e)(23)

Excerpts from the Skullcandy, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 6, 2016.

Board of Directors

The names of our current directors, their ages and their positions with the Company as of March 28, 2016 are set forth below.

Name	Age	Position(s)
S. Hoby Darling	40	Director, President and Chief Executive Officer
Heidi O’Neil(1)	50	Director
Jeff Kearl(1)(3)	43	Director
Scott Olivet(1)(2)	53	Director
Greg Warnock(2)(3)	56	Director
Rick Alden	51	Director
Doug Collier(2)(3)	56	Chairman of the Board

(1)	Current member of the Compensation Committee
(2)	Current member of the Audit Committee
(3)	Current member of the Nominating and Corporate Governance Committee

The following biographical information is furnished with regard to our directors (including nominees) as of March 28, 2016:

S. Hoby Darling joined us in March 2013 and serves as our President and Chief Executive Officer. Prior to joining us he served as General Manager of Nike+ Digital Sport, Nike, Inc. (NYSE:NKE). During his tenure with Nike he was a member of the Nike Affiliates Global Leadership team and served as the Head of Strategy and Planning for Nike Affiliates (Converse, Cole Haan, Hurley and Umbro). Prior to Nike, Mr. Darling served as Senior Vice President, Strategic Development and General Counsel, and other senior leadership positions, at Volcom from its initial public offering in 2005 until its sale to PPR (Kering) in early 2011. Mr. Darling received MBA degrees from the University of California at Berkeley Haas School of Business and Columbia University in New York, a Juris Doctorate from Northwestern University in Chicago, and a B.A. from Western Washington University. Mr. Darling serves on the Board of Directors of Ragnar Relay Series, a national running relay race series. Our Board has concluded Mr. Darling should serve on the Board based on his depth of executive leadership experience in the retail and action sportswear industries.

Heidi O’Neill has served as a member of our Board since August 2013 and currently serves as Chair of our Compensation Committee. Ms. O’Neill has served as Vice President of Global Nike Stores since August 2014, where she leads all aspects of Nike’s retail presence worldwide. Prior to that, she served as Vice President and General Manager of Women’s Training and Fitness at Nike since 2007, where she lead Nike’s Global Women’s business and was the cross-functional driving force of the number one fitness brand for women. As a seventeen-year veteran of Nike, Ms. O’Neill has held multiple general management positions across Nike’s core business segments. Ms. O’Neill is a founding board member and executive sponsor of the eight-year-old Nike School Innovation Fund (NSIF), recognized by the U.S. Department of Education and President Obama. Ms. O’Neill is a recognized industry leader, honored by the Advertising Women of New York with the 2010, “Women Who Change the Game Award.” Prior to joining Nike in 1998, Ms. O’Neill held positions as the marketing director for the Dockers brand at Levi Strauss & Co and as Vice President at Foote Cone & Belding in San Francisco. Our Board has concluded that Ms. O’Neill should serve as a member of our board due to her executive experience in the sportswear industry.

Jeff Kearl has served as a member of our Board since March 2005 and currently serves as a member of our Compensation Committee and as a member of our Nominating and Corporate Governance committee. Mr. Kearl is the Chief Executive Officer and Chairman of the board of Stance, an action sports-inspired hosiery company. From February 2008 to February 2009, Mr. Kearl was employed by Skullcandy as Executive Chairman of the Board. From April 2007 to April 2008, Mr. Kearl was Director of Strategy and New Ventures for Hewlett Packard. From June 2004, Mr. Kearl was Executive Vice President and a member of the Board of Logoworks until it was acquired by Hewlett-Packard in April 2007. Mr. Kearl was previously an associate at vSpring Capital, an early stage venture capital fund. Mr. Kearl currently serves on the Board of Directors at Needle, Stance and Connect SDSI. Mr. Kearl holds a B.A. from Brigham Young University. Our Board has concluded that Mr. Kearl should serve on the Board based upon his experience as an executive and board member of other companies and, in particular, his relevant action sports-inspired industry experience.

Scott Olivet has served as a member of our Board since June 2011 and currently serves as a member of our Compensation Committee and Audit Committee. Mr. Olivet is an Operating Partner at Altamont Capital Partners and is the Chairman of the Board of the following Altamont portfolio companies: Dakine, Mervin Manufacturing, HUF, Brixton, Fox Head, Inc., Girl Skateboards and Hybrid Apparel. Mr. Olivet is the Chairman of RED Digital Camera, a manufacturer of digital cinematography cameras and accessories and Chief Executive Officer of Renegade Brands, a company that invests in apparel and other consumer product companies. Mr. Olivet has also served as a Director of Cedar Fair Entertainment Company (NYSE: FUN) and as a member of its Audit Committee since 2013. From 2005 to July 2009, Mr. Olivet served as Chief Executive Officer and Director of Oakley, a leading optics and sports performance product company, and from July 2009 to February 2011, served as its Chairman of the Board. Prior to joining Oakley, Mr. Olivet served as Vice President, Nike Subsidiaries and New Business Development; Senior Vice President of Real Estate, Store Design, and Construction with Gap; and as a Partner with Bain & Company. He has served as a Director of RED Digital Cinema since 2006, a Trustee of Pomona College since 2009 and Vice-Chair of its Audit Committee since 2011, and a Director of the Pacific Council on International Policy since July 2010. He was a Director of Collective Brands from 2006-2012 and served as Chairman of the Board from 2011 to 2012. Mr. Olivet holds a B.A. from Pomona College and an M.B.A. from the Graduate School of Business, Stanford University. Our Board has concluded that Mr. Olivet should serve on the Board based upon his experience as a Board member and an executive of sport and lifestyle companies.

Greg Warnock has served as a member of our Board since August 2006 and currently serves as Chairman of our Nominating and Corporate Governance Committee and as a member of our Audit Committee. Mr. Warnock is a Co-founder and Managing Director of Mercato Partners, a private equity firm. Prior to the founding of Mercato Partners, Mr. Warnock co-founded vSpring Capital, an early stage venture capital fund. Mr. Warnock is also the founder of Junto Partners, an entrepreneurship education initiative that trains and mentors aspiring entrepreneurs. Mr. Warnock holds a B.S., an M.B.A. and a Ph.D. from the University of Utah. Our Board has concluded that Mr. Warnock should serve on the Board based upon his experience as an entrepreneurial executive and investor.

Rick Alden founded Skullcandy in January 2003 and since then has served as a member of our Board. From our founding in 2003 until March 2011, Mr. Alden served as our CEO and also served as Interim-Chief Executive Officer from February to March 2013. Prior to founding Skullcandy, Mr. Alden co-founded Device Manufacturing, a snowboard boot and binding company, in 1995 and later served as its chief operating officer until it was purchased by Atomic Ski Company in 1999. In 1986, Mr. Alden co-founded National Snowboard, a snowboard events and marketing company, which was acquired by the American Ski Association in 1991. Mr. Alden holds a B.S. from the University of Colorado. Our Board has concluded that Mr. Alden should serve on Board based upon his experience as an executive of other companies, particularly in the action sports industry, and as our founder.

Doug Collier has served as a member of our Board of Directors since July 2011 and currently serves as our Chairman of the Board, Chairman of our Audit Committee and as a member of our Nominating and Corporate Governance Committee. Mr. Collier served as the Executive Vice President, Chief Financial Officer and Secretary of Volcom, an action sportswear company, from May 2008 to June 2011, and as its Chief Financial Officer and Secretary, from 1994 to May 2008. He also served as the Treasurer of Volcom from April 2005 to May 2008. From 1991 to 1994, Mr. Collier served as the Controller at Mary Tyler Moore Studios and was a Senior Analyst Tax Specialist at KPMG from 1987 to 1990. Mr. Collier is currently a member of the Board of Directors of Tilly’s, Inc., a publicly traded specialty retailer of apparel, footwear and accessories. He is a certified public accountant (inactive status) and holds a B.S. and an M.S. from San Diego State University. Our Board of Directors has concluded that Mr. Collier should serve on the Board of Directors and as Chairman of our Audit Committee based upon his significant executive experience at another action sports company and financial experience at other companies.

GOVERNANCE OF SKULLCANDY

Executive Officers

Set forth below is information regarding each of our executive officers as of March 28, 2016

Name	Age	Position(s)
S. Hoby Darling	40	President and Chief Executive Officer, Director
Jason Hodell	46	Chief Financial Officer and Chief Operating Officer
David Raffone	46	Chief Revenue Officers and Head of Global Geographies
Sam Paschel, Jr.	41	Chief Commercial Officer (Marketing and Product)
Patrick Grosso	43	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Corporate Secretary

S. Hoby Darling is our President and Chief Executive Officer. He also serves on our Board. For Mr. Darling’s biographical information, see above “Nominees for Election at the Annual Meeting to Serve for a Three-Year Term Expiring at the 2018 Annual Meeting of Stockholders.”

Jason Hodell joined us in October 2013 and serves as the Chief Financial Officer and Chief Operating Officer of Skullcandy, leading the finance, accounting, supply planning and IT organizations. From 2012 to October 2013, he served as the CFO of Shopzilla, one of the leading families of comparison shopping engines in global Internet retailing, where he led the company’s finance and business operations organizations. Prior to joining Shopzilla, from 2010 to 2012, Mr. Hodell was the CFO / COO of Move Networks, an IPTV technology pioneer. From 2008 to 2010, he held multiple senior level positions, such as Chief Financial Officer and Chief Operating Officer, with the AVP pro beach volleyball tour, ending with the position of Chief Executive Officer. From 2003 to 2008, Mr. Hodell was the Founder, Managing Partner and Portfolio Manager for Plainview Capital. Prior to that Mr. Hodell was Senior Director of Business Operations for Digex, a publicly-traded managed IT services and web-hosting firm and an Associate in the Technology Investment Banking group of JPMorgan. Mr. Hodell received his B.S. in Economics (Mathematical) from the United States Military Academy at West Point and then served for five years as an Infantry Officer in the U.S. Army. He received his MBA in Finance from the University of Pennsylvania, Wharton School of Business.

David Raffone joined us in August 2014 and serves as our Chief Revenue Officer and Head of Global Geographies. From May 2012 to July 2014, Mr. Raffone served as Vice President, U.S. Sales Division with Sony Electronics Inc., a global industry leader of consumer electronics. From February 2011 to May 2012, he served as its Director of Channel Sales and Strategy Sales Planning. From May 2007 to February 2011, Mr. Raffone served as its National Sales Manager / Senior Manager of Channel Sales and Marketing. He has held multiple senior sales and marketing roles during his 18 year tenure with Sony after beginning his career with American Express and Johnson & Johnson. Mr. Raffone received his B.S. in Business Administration from Monmouth University.

Sam Paschel, Jr. joined us in September 2012 as our Executive Vice President, Product Development and Merchandising. In July 2013, Mr. Paschel was promoted to the role of Chief Commercial Officer. From July 2010 through July 2012, Mr. Paschel served as Senior Vice President, Marketing of Burton Snowboards. From September 2008 through July 2011, Mr. Paschel served as the General Manager of The Program, a lifestyle company which includes Forum, Special Blend and Foursquare and is a subsidiary of Burton Snowboards. Prior to that, Mr. Paschel served as the Strategic Business Director of several product categories at Burton Snowboards, including bindings, helmets and hard goods accessories since January 2002. Mr. Paschel holds a B.S. from Swarthmore College in Engineering.

Patrick Grosso joined us in July 2013 and serves as our Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Corporate Secretary. From October 2012 to June 2013, Mr. Grosso founded and operated a private real estate investment fund in Southern California. From October 2012 to 2008, Mr. Grosso served as Vice President, General Counsel and Secretary of Tilly’s (NYSE: TLYS). Prior to that, Mr. Grosso served in various management and legal capacities at public national lending companies, as an associate with the international law firm of Latham & Watkins LLP and as an attorney with the U.S. Securities and Exchange Commission. Mr. Grosso received a Juris Doctorate from Pepperdine University and a B.S. in Economics from California State Polytechnic University, Pomona. Mr. Grosso is also a Certified Public Accountant (inactive).

Composition of the Board of Directors

Our Board has adopted corporate governance guidelines to set forth its agreements concerning overall governance practices. These guidelines can be found in the corporate governance section of our website at http://investors.skullcandy.com/governance.cfm. In addition, these guidelines are available in print to any stockholder who requests a copy. Please direct all requests to Skullcandy, Inc., Attention: Secretary, 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098. In accordance with these guidelines, a member of our Board may serve as a director of another company only to the extent such position does not conflict or interfere with such person’s service as our director.

Board Leadership Structure

Skullcandy has separated the roles of the Chairman of the Board and Chief Executive Officer since 2009.

After carefully considering the benefits and risks of separating the roles of the Chairman of the Board and Chief Executive Officer, the Board has determined that having a non-employee director serve as the Chairman of the Board is the most appropriate leadership structure for Skullcandy and is in the best interest of its stockholders at this time. Separating the roles of the Chairman of the Board and Chief Executive Officer enables the non-employee directors to participate meaningfully in the leadership of the Board and provide effective oversight of the Company. The Board believes this structure provides an appropriate degree of oversight over our Chief Executive Officer and senior management.

Doug Collier has served as the Chairman of the Board since our 2013 annual meeting. Mr. Collier is an independent director who has significant executive experience at another action sports company and extensive financial experience at other companies. At this time we believe our Board is best served by independent leadership that can serve as a liaison between the Board and management.

Board Independence

Our Board has determined that each of Messrs. Collier, Kearl, Olivet and Warnock and Ms. O’Neill are independent in accordance with NASDAQ rules and our corporate governance guidelines. In making this determination, the Board considered all relationships between us and each director and each director’s family members, including payments made by us to certain companies of which Mr. Kearl is an executive officer. Other than the foregoing, the only direct or indirect relationship between us and each independent director (or his or her immediate family) was the director’s service on our Board.

Board Meetings

Our Board held nine meetings during fiscal year 2015, and all directors attended at least 75% of the combined total of (i) all required Board meetings and (ii) all required meetings of committees of the Board of which the director was a member. The chairman of the Board or his designee, taking into account suggestions from other Board members, establishes the agenda for each Board meeting and distributes it in advance to each member of the Board. Each Board member is free to suggest the inclusion of items on the agenda. The Board regularly meets in executive session without management or other employees present. All of our directors attended the annual meeting held in 2015 with the exception of Mr. Alden.

Board Committees

Our Board maintains a standing Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. Our Board has determined that each of the members of these committees is independent in accordance with NASDAQ rules, the requirements of SEC and our corporate governance guidelines. To view the charter of each of these standing committees please visit our website at http://investors.skullcandy.com/governance.cfm. In addition, the charters for each of our committees are available in print to any stockholder who requests a copy. Please direct all requests to Skullcandy, Inc., Attention: Secretary, 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098.

The membership of all of our standing Board committees as of the record date is as follows:

Independent Director	Audit	Nominating and Corporate Governance	Compensation
Doug Collier	“C”	**
Jeff Kearl		**	**
Scott Olivet	**		**
Heidi O’Neill			“C”
Greg Warnock	**	“C”

**	Member
“C”	Chairman

Audit Committee

We have a standing Audit Committee. Currently, Doug Collier (Chairman), Scott Olivet and Greg Warnock serve as the members of the Audit Committee. The Audit Committee met eight times during fiscal year 2015. The Audit Committee has sole authority for the appointment, compensation and oversight of our independent registered public accountants and our independent internal auditors, and responsibility for reviewing and discussing, prior to filing or issuance, with our management and our independent registered public accountants (when appropriate) our audited consolidated financial statements included in our Annual Report on Form 10-K and earnings press releases. The Audit Committee carries out its responsibilities in accordance with the terms of its charter.

In addition to all members of this committee being determined by our Board to be independent under NASDAQ rules, our Board has determined that all current Audit Committee members are financially literate under the listing standards of the NASDAQ and under the rules of the SEC. Our Board has also determined that each of Messrs. Collier, Olivet and Warnock qualifies as an “audit committee financial expert” as such term is defined by the rules of the SEC.

Nominating and Corporate Governance Committee

We have a standing Nominating and Corporate Governance Committee (the “Nominating Committee”). Currently, Greg Warnock (Chairman), Doug Collier and Jeff Kearl serve as the members of the Nominating Committee. The Nominating Committee met three times in fiscal year 2015. The purpose of the Nominating Committee is to identify qualified candidates to become board members, select nominees for election as directors, select candidates to fill any vacancies on the Board and oversee the evaluation of the Board and review the Company’s policies with respect to risk assessment and risk management. The Nominating Committee works with the Board as a whole on an annual basis to determine the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and its committees.

The Nominating Committee is responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current Board members), the independent director members of the Nominating Committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, take into account many factors, including: personal and professional integrity, ethics and values, experience in corporate management such as serving as an officer of a publicly held company, experience in our industry and with relevant social policy concerns, experience as a Board member of another publicly held company, academic expertise in an area of our operations, and practical and mature business judgment. The Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the independent director members of the Nominating Committee may consider the director’s past attendance at meetings and participation in and contributions to the activities of the Board.

The Nominating Committee will consider stockholder recommendations of candidates on the same basis as it considers all other candidates. Stockholder recommendations should be submitted to us in accordance with the procedures for submitting business at an annual meeting of stockholders as set forth in our bylaws. Such written notice must be delivered at least 15 days before the date of such meeting and shall set forth (a) the name and address of the stockholder, (b) the class and number of shares of stock beneficially owned by such stockholder, (c) the name in which such shares are registered on our stock transfer books, (d) a representation that the stockholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice, (e) any material interest of the stockholder in the business to be submitted and (f) a brief description of the business desired to be submitted to the Annual Meeting, including the complete text of any resolutions to be presented at the Annual Meeting, and the reasons for conducting such business at the Annual Meeting. In addition, the stockholder making such proposal shall promptly provide any other information reasonably requested by us.

In addition, the stockholder’s notice must also set forth, as to each person whom the stockholder proposes to nominate for election as a director, (a) the name, age, business address and, if known, residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of our stock which are beneficially owned by such person, (d) the written consent of such person to be nominated and to serve as a director if elected, (e) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder and (f) any other information reasonably requested by us.

Compensation Committee

We have a standing Compensation Committee. Currently, Heidi O’Neill (Chair), Scott Olivet and Jeff Kearl serve as members of the Compensation Committee. The Compensation Committee met six times in fiscal year 2015. The Compensation Committee reviews and establishes the compensation of our senior executives, including our chief executive officer, on an annual basis, has direct access to third party compensation consultants and legal counsel, and administers our equity based plans, including the review and grant of equity awards to eligible employees and non-employee directors under our equity based plans.

Our Compensation Committee reviews and approves all compensation for all executive officers of the Company including all officers as such term is defined in Rule 16a-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), directors and all such categories of other employees of the Company or its subsidiaries as the Board determines from time to time. For compensation decisions relating to our CEO, the Compensation Committee reviews and approves corporate goals and objectives relating to the compensation of the CEO, evaluates the performance of the CEO in light of those goals and objectives and determines and approves the compensation of the CEO based on such evaluation. The Compensation Committee has the sole authority to determine the CEO’s compensation.

The Compensation Committee is committed to staying apprised of current issues and emerging trends, and ensuring that Skullcandy’s executive compensation program remains aligned with best practice. To this end, the Compensation Committee directly selected and retained the services of Mercer (US), Inc. to assist it in evaluating executive compensation matters for 2015. During 2015, Mercer (US), Inc. only provided services to the Compensation Committee and such services were related exclusively to executive or director compensation. In 2015, the Compensation Committee reviewed compensation data and analysis prepared by Mercer from a new peer group developed in 2014.

The Compensation Committee has the sole discretion to retain or obtain the advice of compensation consultants, legal counsel and other compensation advisers (“compensation advisers”), direct responsibility for the appointment, compensation and oversight of the work of any compensation adviser, the right to receive from the Company appropriate funding, as determined by the Compensation Committee, for the payment of reasonable compensation to compensation advisers retained by the Compensation Committee and responsibility to consider certain independence factors before selecting such compensation advisers, other than in-house legal counsel. Any compensation consultant reports directly and exclusively to the Compensation Committee with respect to executive and non-employee director compensation matters.

Each year the Compensation Committee reviews the independence of its compensation consultants and other advisors. In performing its analysis, the Compensation Committee considers the factors set forth in the SEC rules and the NASDAQ listing requirements that recently became effective. After review and consultation with Mercer, the Compensation Committee has determined that Mercer was independent and there was no conflict of interest resulting from retaining Mercer during the year ended December 31, 2015. Additionally, the Compensation Committee has determined that Mercer is independent and there is no conflict of interest resulting from retaining Mercer currently or during the year ended December 31, 2015.

For further information on the Compensation Committee’s processes and procedures used in the determination of our executive officers’ compensation, including our equity based awards policies and procedures, please see “Executive Compensation— Compensation Discussion and Analysis.”

Risk Oversight

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board in determining our business strategy is a key part of its assessment of management’s risk tolerance and also a determination of what constitutes an appropriate level of risk for the Company. While our Board has the ultimate oversight responsibility for the risk management process, our committees of the Board, specifically our Nominating and Corporate Governance Committee, also have the authority and obligation to discuss with management, and assist the Board with, our policies regarding risk assessment and exposure and the steps taken to manage and oversee our risk. For example, the Audit Committee focuses on financial risk exposures and the Compensation Committee reviews risks related to our compensation plans, policies and programs.

Compensation Risk Assessment. Our management reviews our compensation policies and practices to determine whether any risks arising from our compensation policies and practices for employees, including non-executive officers, are reasonably likely to have a material adverse effect on the Company and presented its findings to the Compensation Committee. We believe that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Communication with the Board

Interested persons, including stockholders, may communicate with our Board, including the non-management directors, by sending a letter to Skullcandy, Inc., Attention: Corporate Secretary, 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098. Our Corporate Secretary will submit all correspondence to the Chairman and to any specific director to whom the correspondence is directed.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct and ethics that applies to all of our employees, executive officers and directors. Our code of business conduct and ethics can be found in the corporate governance section of our website at http://investors.skullcandy.com/governance.cfm. In addition, our code of business conduct and ethics is available in print to any stockholder who requests a copy. Please direct all requests to Skullcandy, Inc., Attention: Secretary, 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above.

No Hedging or Pledging

Our Board has adopted an insider trading compliance program, whereby put and call options and other hedging transactions, as well as pledging of Company shares, are not permitted under any trading plan adopted by a director or executive officer in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Moreover, the Company does not permit executive officers or directors to pledge the Company’s stock as collateral to secure loans.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

AND CERTAIN BENEFICIAL OWNERS

Unless otherwise stated, the following table shows ownership of our common stock as of March 28, 2016, based on 28,626,676 shares of common stock outstanding on that date, by (i) each current director and nominee; (ii) our named executive officers, as specified in the “Compensation Discussion and Analysis” section of this proxy statement; (iii) all of our current directors and executive officers as a group; and (iv) each person known to us to own beneficially more than five percent of our capital stock. Except to the extent indicated in the footnotes to the following table, the person or entity listed has sole voting and dispositive power with respect to the shares that are deemed beneficially owned by such person or entity, subject to community property laws, where applicable. Unless otherwise noted, the address of the persons or entities shown in the table below is 1441 W. Ute Blvd., Ste. 250, Park City, Utah 84098.

Name	Shares of Common Stock	Rights to Acquire Common Stock(1)	Total Shares Beneficially Owned	Percentage of Outstanding Common Stock(2)
5% Beneficial Owners
Ptarmagin, LLC(3)	4,014,886	0	4,014,886	14.0%
JA Cropston, LLC(5)	2,158,283	0	2,158,283	7.5%
Thompson, Siegel & Walmsley LLC(6)	2,184,871	0	2,184,871	7.6%
Frontier Capital Management Co., LLC.(7)	2,175,761	0	2,175,761	7.6%
Dimensional Fund Advisors LP(8)	1,506,475	0	1,506,475	5.3%
Non-Employee Directors
Rick Alden	783,597	66,337	849,934	3.0%
Jay Brown	21,684	9,803	31,487	*
Doug Collier	31,622	64,202	95,824	*
Jeff Kearl(4)	57,160	67,181	124,341	*
Scott Olivet	27,855	64,202	92,057	*
Heidi O’Neill	15,167	9,803	24,970	*
Greg Warnock	52,855	64,202	117,057	*
Named Executive Officers
S. Hoby Darling	75,251	517,687	592,938	2.1%
Jason Hodell	22,717	79,895	102,612	*
Sam Paschel, Jr.	36,982	82,318	119,300	*
David Raffone	0	16,684	16,684	*
Patrick Grosso	14,324	29,858	44,182	*
All current executive officers and directors (including nominees) as a group (12 persons)	1,139,214	1,072,172	2,211,386	7.7%

*	Less than 1%.
(1)	Represents shares which the individuals shown have the right to acquire (a) underlying restricted stock units, or RSUs, which will vest within 60 days of March 28, 2016 and (b) underlying vested and exercisable options and unvested options which will vest within 60 days of March 28, 2016.

Name	RSUs Included	Options Included
Non-Employee Directors
Rick Alden	9,803	28,000
Jay Brown	9,803	0
Doug Collier	9,803	28,000
Jeff Kearl	9,803	57,378
Scott Olivet	9,803	28,000
Heidi O’Neill	9,803	0
Greg Warnock	9,803	28,000
Named Executive Officers
S. Hoby Darling	0	517,687
Jason Hodell	0	79,895
Sam Paschel, Jr.	0	82,318
David Raffone	0	16,684
Patrick Grosso	0	29,858

(2)	The shares described in footnote (1) are deemed to be outstanding in calculating the percentage ownership of such individual (and the group), but are not deemed to be outstanding as to any other person.
(3)	Based on a Schedule Form 4 filed with the SEC on March 28, 2016, represents shares held by Ptarmagin, LLC, or Ptarmagin. Michael Cahill is the manager of Ptarmagin and holds voting and dispositive power over these shares. The sole member of Ptarmagin is The Alden Irrevocable Trust, for which Mr. Cahill serves as the sole trustee. Mr. Alden’s spouse and his children are the beneficiaries of the trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of the shares. The address of Ptarmagin is 69 White Pine Canyon Road, Park City, Utah 84060.
(4)	Represents (i) 43,510 shares of common stock held directly by Mr. Kearl, (ii) 13,650 shares of common stock held by Monarch Partners, (iii) 28,000 shares of common stock subject to options currently vested and exercisable held directly by Mr. Kearl and 9,803 shares underlying restricted stock units which will vest within 60 days of March 28, 2016 and (iv) 29,378 shares of common stock subject to options currently vested and exercisable held by Pura Vida Investment Capital, or Pura Vida. Mr. Kearl is the manager of both Monarch Partners and Pura Vida and holds voting and dispositive power of the shares held by Monarch Partners and Pura Vida. Mr. Kearl may be deemed to indirectly beneficially own the shares held by Monarch Partners and Pura Vida. The address of Monarch Partners and Pura Vida is 38 Via Divertirse, San Clemente, California 92673.
(5)	Based on a Schedule 13G amendment filed with the SEC on February 14, 2013, represents (i) 1,644,438 shares of common stock held by JA Cropston, LLC and (ii) 194,190 shares of common stock held directly by Mr. Andrus. Based on the Separation Agreement and Release effective as of February 8, 2013 (the “separation date”) between the Company and Mr. Andrus, Mr. Andrus held 311,042 options exercisable as of the separation date. Mr. Andrus and his father, Brent Andrus, are the managers of JA Cropston, LLC and hold voting and dispositive power over these shares. The address of JA Cropston, LLC is 2681 Chadwick Street, Salt Lake City, Utah 84106.
(6)	Based on a Schedule 13G filed with the SEC on January 28, 2016, Thompson, Siegel & Walmsley LLC (“TSW”) is a registered investment adviser with sole power to vote or direct the vote of 1,828,929 shares, shared power to vote or direct the vote of 355,943 shares and sole power to dispose or direct the disposition of 2,184,871 shares of common stock. The address of TSW is 6806 Paragon Place, Suite 300, Richmond, VA 23230.
(7)	Based on a Schedule 13G filed with the SEC on February 12, 2016, Frontier Capital Management Co., LLC is a registered investment adviser with sole power to vote or direct the vote of 714,398 shares and sole power to dispose or direct the disposition of 2,175,761 shares of common stock. The address of Frontier Capital Management Co., LLC is 99 Summer Street, Boston, MA 02110.
(8)	Based on a Schedule 13G filed with the SEC on February 9, 2016, Dimensional Fund Advisors LP is a registered investment adviser with sole power to vote or direct the vote of 1,437,661 shares and sole power to dispose or direct the disposition of 1,506,475 shares of common stock. The address of Frontier Capital Management Co., LLC is 99 Summer Street, Boston, MA 02110.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of a registered class of our securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our Company. Based solely on a review of copies of such forms received with respect to fiscal year 2015 and the written representations received from certain reporting persons that no other reports were required, we believe that all directors, executive officers and persons who own more than 10% of our Common Stock have complied with the reporting requirements of Section 16(a).

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Named Executive Officers

This Compensation Discussion & Analysis describes our executive compensation programs for our 2015 fiscal year named executive officers, who were:

Name	Title
S. Hoby Darling	President and Chief Executive Officer
Jason Hodell	Chief Financial Officer and Chief Operating Officer
Sam Paschel, Jr.	Chief Commercial Officer (Marketing and Product)
David Raffone	Chief Revenue Officer and Head of Global Geographies
Patrick Grosso	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Corporate Secretary

2015 Business and Performance Highlights

2015 saw modest growth in net sales and declines in net income compared to 2014. As a result of 2015, the Company achieved the following in 2015 versus 2014:

•	Net sales of $266.3 million vs. $247.8 million, an 8% increase;

•	Operating income of $8.9 million vs. $11.8 million; and

•	Net income per diluted share of $0.20 vs. $0.27.

2015 Executive Compensation Highlights

In 2015, with the exception of the Chief Executive Officer, the Compensation Committee determined to increase the named executive officers’ 2014 levels of compensation for base salary approximately 3%. The Compensation Committee believed this to be a fiscally conservative approach to our executive compensation program and one that aligns our executives’ interests with those of our stockholders. The base compensation of the Chief Executive Officer has remained unchanged since his hiring in 2013.

For 2016 equity-based compensation, the Compensation Committee determined that our shareholders would be best served by increasing the use of performance-based equity grants for our Chief Executive Officer, to 50% of total equity value from 25% the previous year, and combining that with time-vested equity grants. The Compensation Committee believed this combination more closely aligned our Chief Executive Officer’s interest with the success of our business and increasing shareholder value. The Compensation Committee implemented the use of performance-based equity grants for the other executive officers starting at 25% of total equity value, and combined it with time-vested equity grants, beginning in 2016. The Committee is evaluating a further increase in the use of performance-based equity grants for our executive officers in 2017. The Committee will continue to evaluate other means of aligning the interests of our employees, including our executive officers, with stockholder interests through the use of both stock appreciation and financial and strategic performance-based awards.

Our 2015 annual Performance Bonus Program was established in September 2014 and approved in January 2015 with our annual budget. Bonus opportunities for named executive officers under the Performance Bonus Program were based on our achievement of targeted adjusted operating income because the Committee believed that to be the best measure of profitability for shareholders. As discussed in detail below, we did not achieve our threshold level of adjusted operating income of $15.0 million for 2015, achieving approximately $8.9 million. We also did not achieve our threshold level of net sales of $275.8 million for 2015, achieving approximately $266.3 million. Therefore, we did not pay any bonuses to our named executive officers under our 2015 annual Performance Bonus Program.

Say-on-Pay Support in 2015

At our annual stockholder meeting in June 2015, our stockholders approved the advisory vote on the executive compensation of our named executive officers, with an approval rating of approximately 92% of the shares present and entitled to vote on the proposal. While the Compensation Committee is pleased with the support shown by our stockholders in this advisory vote, it endeavors to improve the tie between stockholder interests and executive compensation and the creation of long term stockholder value, while establishing and retaining an effective strong management team. Much of the compensation decisions in 2015 were influenced by the need to stabilize our executive compensation program, establish a long-term vision for the program and to retain and incentivize a new management team. The Compensation Committee will continue to work to align management’s interests with our stockholders’ interests and to support long-term value creation.

The Compensation Committee routinely reviews the Company’s compensation policies to ensure they are consistent with good governance and best practices. As part of this review, we adopted a cash and equity recovery policy, or clawback, for our executive officers, described in more detail below. In addition, we continued to prohibit hedging and pledging by our executive officers and directors in accordance with our insider trading policy.

Looking Ahead to 2016-Compensation Program Changes

In January 2016, management presented an extensive review of our compensation program to our compensation committee, with particular emphasis on the performance bonus and equity components, to continue to align the Company’s philosophy and compensation practices with shareholders.

The Compensation Committee determined (i) to retain the combination of revenue and operating income as our performance bonus metrics under the 2015 annual Performance Bonus Program as it applies to our named executive officers, (ii) that the 2016 annual equity grant to our CEO will consist of 50% options and 50% performance stock units, by value, and (iii) that the 2016 annual equity grants to our other executive officers will consist of 75% options and 25% performance stock units, by value. The decision to continue the use of time-vested options, but increase the use of performance stock units as a portion of the overall equity grant, for our officers was based on management and the Compensation Committee’s goal of incentivizing our executives and aligning their interests with creation of stockholder value through sustained financial performance.

Good Governance and Best Practices

We are committed to having strong governance standards with respect to our compensation programs, procedures and practices. We have the following practices and policies applicable to our executive officers that are mindful of the concerns of our stockholders and best governance.

•	We provide limited severance benefits and do not provide perquisites, other than reimbursement of relocation expenses and benefits provided to our employees generally.

•	We do not provide tax gross up payments.

•	We do not provide a trigger of equity acceleration upon a change of control.

•	We do not provide any supplemental retirement benefit plans.

•	We have a compensation recovery policy applicable to all employees that allows our Compensation Committee to require forfeiture or reimbursement of certain cash and equity awards if there was a material financial restatement relating to fraud or the intentional misconduct of any such employee.

•	Our Compensation Committee works with a nationally-recognized, independent compensation consultant to develop and review peer group data and to receive guidance on best compensation practices.

•	We have adopted rigorous stock ownership guidelines for our non-employee directors to align their long-term interests with those of our stockholders. See “Compensation of Directors” above.

Executive Compensation Philosophy and Objectives

We recognize that our ability to attract and retain highly talented professionals, as well as to grow our organization, largely depends on how we reward and compensate our employees and our ability to retain a talented management group. We strive to create an environment that is responsive to the needs of our employees, is open towards employee communication and continual performance feedback, encourages teamwork and rewards commitment and performance. The principles and objectives of our compensation and benefits programs for our executive officers and other employees are to:

•	attract, engage and retain the best executives to work for us, with experience and managerial talent enabling us to be an employer of choice in highly competitive and dynamic industries;

•	align compensation incentives with our business, financial performance and the long-term interests of our stockholders;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success; and

•	ensure that our total compensation is fair, reasonable and competitive.

We compete with many other companies in seeking to attract and retain experienced and skilled executives. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages that are focused on long-term value creation and that reward our executive officers for achieving our financial and strategic objectives. In accordance with our philosophy of incentivizing performance and linking the interests of our executive officers to those of our stockholders, we have historically placed a greater emphasis on cash bonuses and equity based compensation, while keeping base salaries to a nominally competitive level.

The compensation of our named executive officers for 2015 consisted of the following elements:

•	base salary;

•	annual performance based cash bonus program opportunity, and strategic milestone bonus opportunity;

•	performance-based restricted stock units, or PSUs;

•	stock options;

•	a retirement savings (401(k)) plan;

•	certain medical, dental and vision benefits; and

•	certain negotiated and limited severance benefits.

Each of the components of our executive compensation program is discussed in more detail below. We view each component of our executive compensation program as related but distinct, and we also regularly reassess the total compensation of our executive officers, including our named executive officers, to ensure that our overall compensation objectives are met. While each element of executive compensation serves particular compensation objectives, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives. Historically, not all of the enumerated components have been provided to all executive officers.

Executive Compensation Process

Roles of Our Compensation Committee and Chief Executive Officer in Compensation Decisions

Determinations regarding our named executive officers’ compensation for 2015 were made by our Compensation Committee after considering (i) the market data and analysis presented by the Compensation Committee’s independent compensation consultant, Mercer (US), Inc. and (ii) the recommendations of Mr. Darling, our CEO, as to the compensation of our named executive officers other than himself. Specifically, in 2015, Mr. Darling recommended modest pay adjustments for the other executive officers of 3% of base salary and no pay adjustments for himself.

Historically, the initial compensation arrangements with our executive officers have been determined in arm’s-length negotiations with each individual executive and memorialized in formal employment agreements or offer letters. Typically the CEO has been responsible for negotiating these arrangements, except with respect to his own compensation, with the oversight of our Compensation Committee or Board. The negotiated compensation arrangements have been influenced by a variety of factors, including, but not limited to (i) our financial condition and available resources, (ii) our need to fill a particular position, (iii) an evaluation of the competitive market, based on the collective experience of the members of the Compensation Committee and, more recently, data provided by Mercer (US), Inc., and (iv) the compensation levels of our other executive officers. Generally, the focus of these arrangements has been to recruit skilled individuals to help us meet our product development, retailer and distributor acquisition and growth objectives, while continuing to achieve our financial growth and profitability goals, and to maintain the level of talent and experience needed to drive sustainable results.

Role of the Compensation Committee’s Independent Compensation Consultant

The Compensation Committee believes we require executive talent with unique industry, creative and branded experience and that our compensation practices should be competitive within the marketplace. Beginning in 2014, the Compensation Committee engaged Mercer (US), Inc. In 2015, the Compensation Committee reviewed compensation data and analysis prepared by Mercer (US), Inc. and updated the existing peer group to more closely align with the Company’s current operations and size. The updated peer group consists of the 14 companies listed below. In developing this updated peer group in 2015, Mercer (US) Inc. and the Compensation Committee considered criteria for both peer group companies that should be removed from the existing peer group and new peer companies that should be included. For existing peer group companies that should be removed, the Compensation Committee identified those that were outside the appropriate size parameters, measured by metrics such as revenue, and peer group companies who may no longer be appropriate based on their industries. For potential peer group companies that should be included, the Compensation Committee identified those that were of similar size to the Company and in comparable industries. When evaluating potential peer group companies of similar sizes, the Compensation Committee considered, among other things, one year trailing revenue. At the time the updated peer group companies were approved by the Compensation Committee, we were between the 25th and 50th percentile of the peers based on the revenue metric. When evaluating potential peer group companies of similar industries, the Compensation Committee considered, among other things, branded consumer electronic or consumer product companies and companies that shared our 6-digit GICS code. As a result, the updated peer group represents a cross-section of similarly sized companies from a variety of industries focused on building and cultivating brands-with a focus on branded consumer electronics or consumer products, with preference given to companies with similar operations.

2015 Peer Group

Black Diamond	RG Barry
Blue Nile	Cobra Electronics Corp.
Johnson Outdoors	Sturm, Roger & Co.
Nutrisystem	Tumi Holdings, Inc.
Movado Group, Inc.	Nautilus, Inc.
Universal Electronics, Inc.	XO Group
Prestige Brands	Zagg

2015 Executive Compensation Program Components

The following describes the primary components of our executive compensation program for each of our named executive officers, the rationale for that component, and how compensation amounts are determined.

Base Salary

To recruit and retain executives with the skills and experience that we believe are necessary to lead our growth, we established our named executive officers’ initial base salaries through arm’s-length negotiations at the time the individual was hired, taking into account his qualifications, experience and prior salary level. Generally, we have entered into agreements with these executives, which establish their initial salary as the minimum salary with increases at our discretion based on a number of factors, including peer group comparisons.

The base salaries of our executive officers, including the named executive officers, are reviewed annually by the Compensation Committee, or in the event of promotions or other significant changes in an executive officer’s role or responsibilities. Adjustments have been made as deemed appropriate based on such factors as the scope of an executive officer’s responsibilities, individual contribution, importance of their contribution, prior experience, sustained performance and the recommendation of our CEO. Decisions regarding base salary adjustments may also take into account the amounts paid to the executive’s peers both inside and outside our company.

Set forth in the table below are the base salaries in effect for our named executive officers as of December 31, 2015.

Executive	Title	Annual Base Salary 2015
S. Hoby Darling	President and Chief Executive Officer	$450,000
Jason Hodell	Chief Financial Officer and Chief Operating Officer	$309,200
Sam Paschel, Jr.	Chief Commercial Officer (Marketing and Product)	$309,200
David Raffone	Chief Revenue Officer and Head of Global Geographies	$242,300
Patrick Grosso	VP, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Corporate Secretary	$242,300

With the exception of our CEO, base salaries for our named executive officers in 2015 increased modestly by 3% from 2014. The base compensation of our CEO has remained unchanged since his hiring in 2013. The Compensation Committee believed this to be a fiscally conservative approach to our executive compensation program and one that continues to align our executives’ interests with those of our stockholders. In making its 2015 salary decisions, the Compensation Committee considered the executive officers’ performance in 2014, the improved performance of the Company, the increase in job responsibilities for our named executive officers and the compensation market data for similarly situated executives within the peer group. The 2015 base salaries of the named executive officers were consistent with our compensation philosophy of targeting the 25th percentile of our peer group for annual base salaries.

2015 Cash Bonuses

We typically provide an annual cash bonus opportunity for our executive officers to motivate them to achieve our short-term financial objectives while making progress toward our longer-term growth and other goals. In setting its 2015 performance bonus compensation levels, the Compensation Committee considers the financial goals of the company and aligns achievement of those goals to the performance bonus metrics. These bonus levels were consistent with our compensation philosophy of targeting the 50th percentile of our peer group for annual performance bonuses.

2015 Annual Performance Based Cash Bonus Program

On January 21, 2015 the Compensation Committee approved the 2015 Performance Bonus Program, which provides annual cash incentive awards to our named executive officers based on our measurable financial performance. Each of our named executive officers was eligible to participate in the 2015 Performance Bonus Program.

Under the 2015 Performance Bonus Program, the Company’s performance at target level corresponds to an individual target bonus opportunity, expressed as a percentage of base salary in effect as of the end of the fiscal year, which was (i) 100% for Mr. Darling; and (ii) 50% for the other named executive officers. Each individual target bonus opportunity was consistent with the median performance bonus percentage of the Company’s peer group.

Under the 2015 Performance Bonus Program, target bonus opportunities would be earned based on our achievement of a weighted combination of adjusted operating income performance weighted 75% and calculated on a GAAP basis, but excluding certain one-time items (“Adjusted Operating Income”), and net sales, weighted 25%.

Bonuses could range from 50% of target bonus opportunity for threshold performance of Adjusted Operating Income, to 200% (150% in the case of our CEO) of target bonus opportunity for maximum performance. No payouts are earned, however, unless the Company achieves the threshold level of performance of either Adjusted Operating Income or net sales.

The following table sets forth the threshold, target and maximum goals for the Adjusted Operating Income and net sales performance measure. Linear interpolation is used to calculate bonus funding between threshold, target and maximum levels of performance.

Performance Metric	Weight	Targeted Levels for 2015 (in millions)
		Threshold	Target	Maximum
Adjusted Operating Income	75%	$15.0	$19.4	$29.4
Net Sales	25%	$275.8	$284.3	$301.3

The Company achieved $8.9 million of Adjusted Operating Income for 2015 and $266.3 million of net sales, which corresponded to no bonuses being paid under the 2015 annual Performance Bonus Program to any named executive officer.

Long-Term Equity Incentives

The goals of our long-term equity incentive awards are to incentivize and reward our executive officers, including our named executive officers, for creation of long-term stockholder value and to align the interests of our executive officers with those of our stockholders. In determining its 2015 long-term equity incentives, the Compensation Committee considered the long-term financial goals of the company and sought to align achievement of those goals with long-term equity incentives. The 2015 equity incentive values were not consistent with our compensation philosophy of targeting the 75th percentile of our peer group for long-term equity incentives, as they approximated the 25th percentile of our peer group.

2015 Stock Options and Performance-Based Restricted Stock Units

For 2015, the Compensation Committee granted time-vested option equity awards to all named executive officers as follows, and a one-time PSU award to Mr. Darling. All awards were granted on March 17, 2015, in each case with values based on the grant date fair value of such awards:

Position	Stock Options	Performance Stock Units	Total Value
S. Hoby Darling	$375,000	$125,000	$500,000
Jason Hodell	$700,000	N/A	$700,000
Sam Paschel	$300,000	N/A	$300,000
David Raffone	$150,000	N/A	$150,000
Patrick Grosso	$150,000	N/A	$150,000

The table set forth below lists the amount of awards granted to each named executive officer in 2015:

Name	Number of Options(1)	Number of PSU(2)	Number of RSU(3)	Grant Date Fair Value
Hoby Darling	73,099	11,814		$500,260
Jason Hodell	58,479	—	88,495	$700,211
Sam Paschel, Jr.	58,479	—		$300,214
David Raffone	29,239	—		$150,191
Patrick Grosso	29,239	—		$150,191

(1)	The Company utilized the Black-Scholes-Merton valuation model for estimating the fair value of options granted by calculating the fair value of each option on the respective dates of grant.
(2)	Represents the target number of PSU awarded to Mr. Darling on March 17, 2015, which are subject to vesting upon achievement by the Company of certain performance criteria, subject to Mr. Darling’s continued service through the applicable vesting date, as further described below.
(3)	Represents the number of RSUs award to Mr. Hodell on November 10, 2015 related to his appointment to the position of Chief Financial Officer and Chief Operating Officer. The RSUs will vest in equal installments of 25% on each anniversary of the date of appointment over a four year period.

The PSUs awarded to Mr. Darling are earned and converted to shares of our common stock on a one for one basis only if we achieve or exceed a pre-established average annual targeted growth rate of Net Sales over the specified performance period (“Target Rate”) and (“Maximum Rate”). Net Sales is defined as the Net Sales reported by the Company in its financial statements. Under the PSUs, growth in annual Net Sales is measured for three years, commencing with growth of Net Sales for 2016 (over 2015 Net Sales). The annual growth rate in Net Sales over the three fiscal years (2016 through 2018) is then averaged and if the average annual growth rate exceeds the Target Rate, then all of the PSUs will vest and convert to shares of Company common stock upon certification by the Committee (after December 31, 2018) of achievement of such results. If at December 31, 2018, the three year’s average annual growth rate in Net Sales does not meet or exceed the Target Rate, then all of the PSUs are forfeited. The PSUs are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

As provided in Mr. Darling’s employment agreement, the PSUs will be deemed fully vested and convert to shares of Common Stock upon a qualifying termination of employment (which includes a termination without cause or for good reason) and upon death or disability (as defined in his employment agreement).

On November 5, 2015, the Company appointed Jason Hodell to the position of Chief Financial Officer and Chief Operating Officer. Mr. Hodell previously served as Skullcandy’s Chief Financial Officer and Head of Business Operations since 2013. Upon the commencement of his appointment, Mr. Hodell received a one-time equity grant valued at approximately $400,000, comprised of RSUs for his increased responsibilities associated with the position. The RSUs will vest in equal installments of 25% on each anniversary of the date of appointment over a four year period.

2015 Equity Awards

In January 2015, the Compensation Committee engaged Mercer (US), Inc. to review and make recommendations with respect to the Company’s long-term equity incentive program. As a result of this review, the Compensation Committee increased the use of PSUs for our Chief Executive Officer by granting him annual equity awards consisting of a combination of 25% PSU and 75% options for 2015 and 100% time vested options for the other named executive officers. The Compensation Committee’s use of performance-based equity awards is based on the Compensation Committee’s goal of having our Chief Executive Officer’s equity compensation tied to the achievement of specific financial performance metrics, including revenue growth. Further, the Compensation Committee believes the use of performance-based equity awards helps to further align our executive officers’ interest with the long-term shareholder value creation for Skullcandy. The Committee will continue to evaluate other means of aligning the interests of our employees, including our executive officers, with stockholder interests through the use of financial and strategic performance-based awards.

Delegation of Authority to Grant Equity Awards

In January 2015, the Board established a subcommittee comprised of our CEO in his capacity as a member of the Board, as sole member, with limited authority to grant a certain number of restricted stock units to employees of Skullcandy who are not subject to Section 16 reporting. Under this delegated authority, our CEO could award up to $250,000 in value for 2015, with the maximum value per individual capped at $50,000. The subcommittee granted a total of $180,000 of restricted stock units to 22 key employees.

Retirement Savings, Other Benefits and Perquisites

Retirement Savings

We have established a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other salaried employees. Under the 401 (k) plan, eligible employees may elect to contribute pre-tax amounts to the plan up to a statutorily prescribed limit. Currently, we match contributions made by participants in the plan up to 4% of compensation. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Additional benefits received by all of our employees, including the named executive officers, include medical, dental, and vision insurance, medical and dependent care flexible spending accounts, and $20 monthly contribution to a gym membership. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

In order to prevent geographic restrictions on our recruitment and hiring opportunities, we occasionally provide new hires with limited relocation benefits. Our executives, including our named executive officers, are eligible to receive these relocation benefits when we determine that relocation is desirable and/or required due to the specific circumstances of the assignment. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executives’ compensation packages and to assist our executives in transitioning to their new role within our organization.

Historically, we have not provided any other perquisites to our named executive officers and we generally do not view perquisites or other personal benefits as a material component of our executive compensation program. In the future, we may provide perquisites or other personal benefits in limited circumstances, where we believe such perquisites are appropriate to assist an individual executive officer in the performance of his duties, to make our executive officers more efficient and effective and for recruitment, motivation and/or retention purposes. Future practices with respect to perquisites or other personal benefits for our named executive officers will be subject to periodic review by the Compensation Committee.

Severance and Change in Control Benefits

In March 2014, the Compensation Committee approved entering into a standard form of employment agreement (the “Employment Agreements”) with each of our then-serving named executive officers, which form agreement codifies the terms of each executive’s offer letter or other new hire agreement (and in some instances clarifies those terms) and serves to provide greater consistency among our executives’ employment and severance terms and to ensure compliance with Section 409A of the Internal Revenue Code of 1986, as amended. The Employment Agreements were made effective as of the date in 2013 of hire or promotion of the executive officer. The offer letters and other agreements were negotiated at the time of their hiring or promotion. The Employment Agreements include certain additional benefits from those contained in the offer letters of certain of the executive officers, including cash severance and COBRA payments in the event of death or Disability.

We do not provide any tax gross ups, nor do we provide single trigger equity acceleration upon a change of control.

The Employment Agreements provide severance benefits upon a termination without cause or a resignation for good reason, or upon death or Disability. Mr. Grosso’s agreement provides that good reason includes if Mr. Darling ceases service as our CEO, which was negotiated at the time of his hiring and to induce him to relocate given our turnaround circumstances. The severance benefits provided upon a qualifying termination of employment, or death or disability, include (i) payments of 12 months of salary plus annual target bonus for our CEO, and 6 months of salary plus annual target bonus for our other current executive officers, (ii) acceleration of outstanding equity grants and (iii) 18 months of COBRA coverage. We believe that job security is a cause of significant concern and uncertainty for named executive officers and that providing protections to these executives in these contexts is therefore appropriate in order to alleviate these concerns and allow the executives to remain focused on their duties and responsibilities in all situations.

See “Executive Compensation Tables-Potential Payments Upon a Termination or Change in Control” for a discussion of the severance arrangements with our named executive officers.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Generally, Section 162(m) of the Internal Revenue Code, or Section 162(m), disallows a tax deduction to any publicly-held corporation for any individual remuneration in excess of $1.0 million paid in any taxable year to its CEO and each of its other named executive officers, other than its chief financial officer. However, remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of Section 162(m). Our stockholders approved our Amended and Restated Skullcandy, Inc. 2011 Incentive Award Plan on May 14, 2014 at our 2014 annual meeting of stockholders, which stockholder approval was intended to satisfy the stockholder approval requirements of Section 162(m).

Once Section 162(m) applies to awards under the 2011 Plan and where reasonably practicable, the Compensation Committee may seek to qualify the variable compensation paid to our named executive officers for the “performance-based compensation” exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, the Compensation Committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162 (m). The Compensation Committee may, in its judgment, authorize compensation payments that do not comply with this exemption from the deductibility limit in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Section 280G of the Internal Revenue Code

We do not provide any tax gross up payments to our executive officers and currently we do not intend to implement tax gross up payments. In approving the compensation arrangements for our named executive officers, our Compensation Committee considers all elements of the cost to us of providing such compensation, including the potential impact of Section 280G of the Internal Revenue Code.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A. In March 2014, we revised our employment and offer letters to a standard form intended to be in compliance with Section 409A.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth summary information concerning the compensation awarded, paid to, or earned by each of our named executive officers for all services rendered in all capacities to us for the years ended December 31, 2015, 2014 and 2013. Mr. Raffone joined us in August 2014.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	All Other Compensation(4)	Total
S. Hoby Darling	2015	$450,000	$—	$124,992	$375,268	$10,600	$960,860
President and Chief Executive Officer	2014	$450,000	$619,683	$49,998	$449,643	$10,400	$1,579,724
	2013	$337,500	$89,375	$399,995	$1,599,998	$24,000	$2,450,869

Jason Hodell	2015	$309,200	$—	$399,997	$300,214	$10,600	$1,020,011
Chief Financial Officer and Chief Operating Officer	2014	$300,000	$254,099	$—	$299,760	$10,400	$864,259
	2013	$40,385	$80,048	$324,998	$474,997	$—	$920,878

Sam Paschel, Jr.	2015	$309,200	$—	$—	$300,214	$10,600	$620,014
Chief Commercial Officer	2014	$300,000	$254,099	$—	$299,760	$10,400	$864,259
	2013	$267,535	$96,692	$374,997	$124,924	$20,000	$884,149

David Raffone	2015	$242,300	$—	$—	$150,104	$10,600	$403,004
Chief Revenue Officer and Head of Global Geographies	2014	$85,865	$82,363	$—	$150,191	$32,123	$350,542

Patrick Grosso	2015	$242,300	$—	$—	$150,104	$10,600	$403,004
VP, Strategic Initiatives and	2014	$235,000	$199,044	$—	$149,878	$9,947	$593,869
Corporate Affairs, Chief Legal Officer and Secretary	2013	$99,423	$13,678	$112,498	$37,475	$14,377	$277,451

(1)	See “Compensation Discussion and Analysis—2015 Executive Compensation Program Components—Cash Performance Bonuses.
(2)	For Mr. Darling, represents the grant date fair value, computed in accordance with ASC Topic 718, of 11,814 PSUs granted on March 17, 2015, and 7,042 PSUs granted on May 14, 2014, based upon the probable outcome of the performance conditions of the PSUs on the grant date. The maximum outcome of the March 17, 2015 PSU grant is 150% of the grant value, or $187,000. The maximum outcome of the May 14, 2014 PSU grant is 100% of the grant value, or $50,000. For Mr. Hodell, represents grant date fair value of 88,495 restricted stock units granted on November 10, 2015 for his promotion to Chief Financial Officer and Chief Operating Officer.
(3)

Amounts reflect the grant date fair value of options granted to the named executive officers, as computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all equity awards made to executive officers in Note 13, Stock-Based Compensation, to our consolidated audited financial statements included in our Form 10-K filed with the SEC on March 4, 2016. The Black-Scholes option values for each of the following named executive officers were $5.133. There can be no assurance that awards will vest or will be exercised (if they are not exercised, no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value determined under ASC Topic 718.
(4)	Amounts under the “All Other Compensation” column for the twelve months ended December 31, 2015 consist of 401(k) company matching contributions.

Named Executive Officer	401(k) Plan Company Contribution
S. Hoby Darling	$10,600
Jason Hodell	$10,600
Sam Paschel, Jr.	$10,600
David Raffone	$10,600
Patrick Grosso	$10,600

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the year ended December 31, 2015.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Award(s)($)(1)			Estimated Possible Payouts Under Equity Incentive Plan Award(s)($)(4)		All Other Stock Awards; Number of Shares of Stock or Units RSUs	All Other Option Awards; Number of Shares Under- lying Options	Exercise or Base Price of Option Awards Per Share	Grant Date Fair Value of Stock and Option Awards(2)(3)
			Thresh- hold	Target	Maximum	Target	Maximum
S. Hoby Darling	1/14/2015	1/14/2015	$225,000	$450,000	$675,000
	3/17/2015	3/17/2015				$125,000	$187,000
	3/17/2015	3/17/2015							73,099	$10.58	$500,260

Jason Hodell	1/14/2015	1/14/2015	$77,300	$154,600	$309,200
	3/17/2015	3/17/2015							58,479	$10.58	$300,214
	11/10/2015	11/10/2015						88,495			$399,997

Sam Paschel, Jr.	1/14/2015	1/14/2015	$77,300	$154,600	$309,200
	3/17/2015	3/17/2015							58,479	$10.58	$300,214

David Raffone	1/14/2015	1/14/2015	$60,575	$121,150	$242,300
	3/17/2015	3/17/2015							29,239	$10.58	$150,104

Patrick Grosso	1/14/2015	1/14/2015	$60,575	$121,150	$242,300
	3/17/2015	3/17/2015							29,239	$10.58	$150,104

(1)	Amounts shown represent potential value of cash-based performance bonus awards for 2015 under our 2015 Performance Bonus Program for 2015. Amounts shown under “Threshold” assume achievement of each of goals at threshold level, with payouts at 50% of the named executive officer’s bonus opportunity; amounts shown under “Target” assume achievement of both goals at target level, with payouts at 100% of the named executive officer’s bonus opportunity; and amounts shown under “Maximum” assume achievement of both goals at maximum level, with payouts at 200% of the named executive officer’s bonus opportunity (except, in the case of Mr. Darling, our CEO, at 150% of his bonus opportunity). See “Compensation Discussion and Analysis—2015 Executive Compensation Program Components—2015 Performance Bonuses—2015 Annual Performance Based Cash Bonus Program.”
(2)	Amounts shown represent the grant date fair value of the option awards granted during 2015, computed in accordance with ASC Topic 718. See “—Summary Compensation Table” above for a description of the assumptions used in calculating the grant date fair value of awards.
(3)	Represents the target number of PSU awarded to Mr. Darling on March 17, 2015, which are subject to vesting upon achievement by the Company of certain performance criteria, subject to Mr. Darling’s continued service through the applicable vesting date. See “—2015 Stock Options and Performance-Based Restricted Stock Units” above.
(4)	Amounts shown represent potential value of equity-based performance awards for 2015. Amounts shown under “Target” assume achievement of performance metrics at target level, with payouts at 100% of the named executive officer’s equity award opportunity and amounts shown under “Maximum” assume achievement of performance metrics at maximum level, with payouts at 150% of the named executive officer’s equity award opportunity.

Narrative Disclosure—Employment Agreements

In March 2015, the Compensation Committee approved the entering into of a standard form of employment agreement with each of our then-serving named executive officers, to be effective as of their respective hire or promotions dates, which form agreement codified the terms of each executive’s offer terms, and in some instances clarified those terms and provides certain enhanced benefits. The employment agreements also provide greater consistency among executives’ employment and severance terms and compliance with Section 409A of the Internal Revenue Code of 1986, as amended. The employment agreements contain confidentiality provisions and require a release of claims against Skullcandy in exchange for severance benefits. The agreements do not contain any benefits upon a single trigger change in control.

The individual terms of the employment agreements, other than the severance benefits, are summarized below. Additional terms contained in the offer letters regarding initial equity grants and relocation assistance are also discussed below. For a description of the severance benefits to which our named executive officers are entitled in the event of a change in control or certain terminations of their employment with us, see “—Potential Payments Upon a Termination or Change-in-Control” below.

S. Hoby Darling. Mr. Darling’s employment agreement is effective as of March 18, 2013 and provides that Mr. Darling will serve as our President and CEO and that the Company will nominate him to serve as a director. Mr. Darling’s annual base salary is set at a minimum of $450,000 and he is eligible to participate in our annual bonus program, with a target bonus opportunity of 100% of his base salary and a maximum bonus opportunity of 150% of his base salary. Mr. Darling is eligible to participate in the Company’s 401(k) plan, health plans and other benefits on the same terms as all other Company employees.

Other Currently Serving Named Executive Officers. The employment agreements provide minimum base salaries of $309,200 (in the case of Messrs. Hodell and Paschel) and $242,300 (in the case of Messrs. Raffone and Grosso), and a target bonus opportunity of 50% of base salary and a maximum bonus opportunity of 100% of base salary. The named executive officers are eligible to participate in the Company’s 401(k) plan, health plans and other benefits on the same terms as all other Company employees.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers at December 31, 2015. Unless otherwise noted, the market value of awards shown is based on the closing price of our common stock on NASDAQ on December 31, 2015 of $4.73.

	Option Awards				Stock Awards
Vesting Commencement Date	Number of Securities Underlying Unexercised Option (Exercisable)	Number of Securities Underlying Unexercised Option (Unexercisable)(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
					RSUs(2)		PSUs(3)
S. Hoby Darling
3/18/2013	301,887	301,887	$5.15	5/8/2023	38,835	$183,690
3/12/2014	23,291	69,876	$9.11	3/12/2024
5/14/2014							7,042	$33,309
3/17/2015	—	73,099	10.58	3/17/2025
3/17/2015							11,814	$55,880

Jason Hodell
10/28/2013	34,221	102,666	6.29	11/4/2023	38,752	$183,297
3/12/2014	15,527	46,584	$9.11	3/12/2024
3/17/2015	0	58,479	$10.58	3/17/2025
11/10/2015					88,495	418,581

	Option Awards				Stock Awards
Vesting Commencement Date	Number of Securities Underlying Unexercised Option (Exercisable)	Number of Securities Underlying Unexercised Option (Unexercisable)(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
					RSUs(2)		PSUs(3)
Sam Paschel, Jr.
9/14/2012	8,824	8,824	$8.50	12/11/2022
8/6/2013	0	35,112	$5.07	8/6/2023
8/6/2013					55,473	$509,797
3/12/2014	0	62,111	$9.11	3/12/2024
3/17/2015	—	58,479	10.58	3/17/2025

David Raffone
8/4/2014	9,375	28,125	$7.45	8/4/2024			—	—
3/17/2015	0	29,239	$10.58	3/17/2025

Patrick Grosso
7/15/2013	7,022	7,022	5.07	8/6/2023	11,095	$52,479	—	—
3/12/2014	7,763	23,292	$9.11	3/12/2024			—	—
3/17/2015	0	29,239	$10.58	3/17/2025

(1)	Options vest in four equal annual installments commencing on the first anniversary of the vesting commencement date.
(2)	The restricted stock units vest in four equal annual installments commencing on the vesting commencement date, except for the restricted stock units granted to Mr. Hodell, which vest 10% the first anniversary, 15% the second anniversary, 20% the third anniversary, 25% the fourth anniversary and 30% the fifth anniversary of the vesting commencement date.
(3)	In accordance with SEC rules governing this table, the number of PSUs shown represents the number that would have been earned at December 31, 2015 based on the Company’s growth in the applicable measure of net sales for 2015 over 2014, which would have resulted in 100% of the PSUs being earned for the Mr. Darling’s PSU grant on May 14, 2014. Mr. Darling received 11,814 PSUs on March 17, 2015, which are subject to being earned as to 100% of the PSUs upon achievement by the Company of certain performance criteria, subject to Mr. Darling’s continued service through the applicable vesting date, as described above under “—2015 Stock Options and Performance-Based Restricted Stock Units.”

Option Exercises and Stock Vested

None of our named executive officers exercised options during the year ended December 31, 2015. Certain of our named executive officers hold stock-based awards in the form of time-vested RSUs and PSUs, however only RSUs vested during the year ended December 31, 2015.

	Stock Vested
Name	Number of Securities Acquired on Vesting	Value Realized on Vesting(1)
Hoby Darling	19,417	$208,733
Jason Hodell	7,751	$44,568
Sam Paschel, Jr.	18,491	$134,984
David Raffone	—	—
Patrick Grosso	5,547	$42,601

(1)	The value realized upon vesting of restricted stock units equals the closing price of a share of our common stock on the date of vesting, multiplied by the number of shares underlying the vested RSUs.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination, including in connection with a Change in Control

The information below does not generally reflect compensation and benefits available to all salaried employees upon termination of employment with us under similar circumstances. The agreements do not provide a trigger for benefits upon a change in control.

The employment agreements for Messrs. Darling, Hodell, Paschel, Raffone and Grosso provide that in the event of (i) a termination of employment by the Company without cause (as defined) or (ii) a termination by the executive for good reason (as defined), or (iii) death or Disability (as defined), the executive will be entitled to:

•	a cash lump sum payment equal to his annual base salary (in the case of Mr. Darling) or six months of annual base salary (in the case of Messrs. Hodell, Paschel, Raffone and Grosso), at the rate in effect immediately preceding the date of termination;

•	a cash lump sum payment equal to the executive’s annual target bonus for the year in which the termination occurs;

•	payment of health insurance premiums for COBRA coverage for a period of up to 18 months; and

•	accelerated vesting of all outstanding equity awards.

The employment agreements also provide that in the event any of the benefits or payments would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the cash severance payments shall be first reduced, and the noncash severance payments shall thereafter be reduced, to the extent necessary so that the executive receives the greater of the (i) net amount of the change in control payments and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the change in control payments and benefits without such reduction. The payment of the severance benefits is conditioned upon the executive’s execution and non-revocation of a general release.

Definitions. The following terms have the following meanings under the employment agreements:

“Good Reason” mean the occurrence of any one or more of the following events without the executive’s prior written consent, unless the Company fully corrects the circumstances constituting Good Reason:

•	a material diminution in the executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of notice thereof given by the executive;

•	the Company’s material reduction of the executive’s base salary, as the same may be increased from time to time;

•	a material change in the geographic location of the Company’s principal office which shall, in any event, include only a relocation of the principal office by more than fifty (50) miles from its existing location;

•	the Company’s material breach of this Agreement.

“Cause” generally means the occurrence of any one or more of the following events unless cured:

•	willful and continued failure by the executive to perform substantially his reasonably assigned duties with the Company;

•	engaging in illegal conduct which is materially and demonstrably injurious to the Company;

•	engaging in fraudulent conduct, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction;

•	conviction of a felony, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction;

•	gross negligence in the performance of the executive’s duties or responsibilities; or

•	significant violation of the Company’s material, written policies and procedures.

Potential Payments Upon Termination or Change-in-Control Table

The tables below set forth the estimated current value of payments and benefits that would have become payable to each of our named executive officers in the event of a “Qualifying Termination” or on December 31, 2015 under applicable agreements or letters in effect as of that date. The agreements do not provide a trigger for benefits upon a change in control. For purposes of the following table, a “Qualifying Termination” is, for Messrs. Darling, Hodell, Paschel, Grosso and Raffone, a termination without cause or resignation for good reason, including when such terminations occur in connection with a change in control. The amounts shown assume that the triggering event(s) occurred on December 31, 2015. The amounts shown do not include (i) benefits earned during the term of our named executive officers’ employment that are available to all salaried employees, such as unpaid vacation, and (ii) benefits paid by insurance providers under life and disability policies, if any. The actual amounts of payments and benefits that would be provided can only be determined at the time of a named executive officer’s separation from us or upon payment of then accrued benefits.

Name	Cash Severance(1)	Restricted Stock Unit and Option Acceleration(2)	PSUs(3)	Other Benefits(4)	Total
Hoby Darling
Qualifying Termination	$900,000	$367,374	$89,188	$27,822	$1,384,384
Death and Disability	$900,000	$367,374	$89,188	$27,822	$1,384,384
Jason Hodell
Qualifying Termination	$309,200	$662,976	—	$27,822	$999,998
Death or Disability	$309,200	$662,976	—	$27,822	$999,998
Sam Paschel, Jr.
Qualifying Termination	$309,200	$349,850	—	$27,822	$686,872
Death or Disability	$309,200	$349,850	—	$27,822	$686,872
David Raffone
Qualifying Termination	$242,300	$—	—	$27,822	$270,122
Death or Disability	$242,300	$—	—	$27,822	$270,122
Patrick Grosso
Qualifying Termination	$242,300	$104,954	—	$27,822	$375,076
Death or Disability	$242,300	$104,954	—	$27,822	$375,076

(1)	For Mr. Darling, represents cash severance equal to annual base salary plus target bonus and, for the other currently serving executive officers, represents six months’ base salary plus target bonus.
(2)	As to the restricted stock units held by the currently serving executive officers, represents the value of restricted stock units accelerated based on the closing price of our common stock on December 31, 2015 of $4.73 multiplied by the number of shares subject to the accelerated restricted stock units. As to in-the-money options whose vesting is accelerated, represents the difference between the closing price of our common stock on December 31, 2015 of $4.73 less the option exercise price, multiplied by the number of such options.
(3)	For Mr. Darling, represents the value of PSUs deemed to be fully vested upon a qualifying termination of employment or upon death or disability based on the closing price of our common stock on December 31, 2015 of $4.73.
(4)	Represents, as to Messrs. Darling, Hodell, Paschel, Raffone and Grosso, the cost of COBRA premiums for up to 18 months.

COMPENSATION OF DIRECTORS

Non-Employee Director Compensation Philosophy and Program

The Compensation Committee is responsible for the periodic review of fees and benefits paid to directors and the determination of the compensation of all non-employee directors. We believe that compensation for non-employee directors should be competitive and should align the interests of our directors with our stockholders’ interests through the payment of a portion of director compensation in restricted stock units.

Each non-employee director receives:

•	on-boarding grant for new directors valued at $50,000, consisting of restricted stock units (“RSUs”) that vest upon the one-year anniversary of the effective date of the director’s appointment to the Board;

•	annual cash compensation of $35,000;

•	for each member of the Audit Committee, an annual fee of $10,000, except in the case of the Audit Committee Chairman, who receives an annual fee of $15,000;

•	for each member of the Compensation Committee and the Nominating and Corporate Governance Committee, respectively, an annual fee of $5,000, except for the Compensation Committee Chairman, who receives an annual fee of $10,000 and the Nominating and Corporate Governance Committee Chairman, who receives an annual fee of $7,000;

•	for the Chairman of the Board, an annual fee of $35,000; and

•	an annual equity grant valued at $80,000 in the form of time-vested RSUs generally based on the closing price of our common stock on the date of grant.

Our non-employee directors may elect to receive the cash portion of their compensation entirely in equity (in the form of time-vested RSUs), with the election to be made in the first quarter of the relevant fiscal year.

In May 2015, our Board approved a grant of 9,803 RSUs to each of our non-employee directors, which vest upon the earlier of (1) May 20, 2016 or (2) the next annual meeting at which one or more members of the Board are standing for re-election, subject in either case to the director’s continued service on the Board through such date (i.e., our annual meeting held in 2016).

Non-Employee Director Stock Ownership Guidelines

In March 2015, we adopted stock ownership guidelines for our non-employee directors to better align their long-term interests with those of our stockholders. Based on these guidelines, our non-employee directors have three years (until March 2, 2018 or, for non-employee directors joining the Board subsequent to the guidelines’ adoption, three years from the date of being appointed to the Board) to achieve stock ownership in the Company equal to six times the current annual Board cash retainer amount of $35,000. We believe this to be a rigorous standard based on a recent market evaluation conducted by our Compensation Committee in conjunction with its independence compensation consultant, Mercer (US), Inc., in early 2015. Based on the current annual Board cash retainer, our ownership guidelines would require a director own $210,000 in Company stock.

Non-Employee Director Compensation Table

The table below summarizes the compensation earned by our non-employee directors for the year ended December 31, 2015. Mr. Darling, our President and Chief Executive Officer, does not receive additional compensation for his service as a director.

Non-Employee Director	Fees Earned or Paid in Cash	Restricted Stock Units(1)	Total
Rick Alden	$35,000	$80,000	$115,000
Jay Brown(2)	35,000	$80,000	$115,000
Doug Collier	$90,000	$80,000	$170,000
Jeff Kearl	$45,000	$80,000	$125,000
Scott Olivet	$—	$130,000	$130,000
Heidi O’Neill	—	$125,000	$125,000
Greg Warnock	—	$132,000	$132,000

(1)	The amounts shown equal the grant date fair value of the restricted stock units computed in accordance with FASB ASC Topic 718. Each non-employee director received an award of 9,803 RSUs on May 20, 2015 under the 2011 Plan, which vest upon the earlier of (1) May 20, 2016 or (2) our 2016 annual meeting. Additionally, each of Messrs. Warnock and Olivet, and Ms. O’Neill, elected to receive RSUs in lieu of their non-employee director cash compensation, and in connection therewith, received 6,372, 6,127 and 5,514 RSUs, respectively on May 20, 2015, which RSUs vested in four equal quarterly installments on the date of grant, June 30, 2015, September 30, 2015 and December 31, 2015, subject to continued service on the Board through such dates.
(2)	Jay Brown will not be standing for re-election to the Board at the Annual Meeting.

The following table sets forth the number of vested and unvested options and RSUs held by each of our non-employee directors as of the end of our 2015 fiscal year.

Director	Options Outstanding at Dec. 31, 2015	RSUs Outstanding at Dec. 31, 2015
Rick Alden	28,000	27,390
Jay Brown	—	31,487
Doug Collier	28,000	41,425
Jeff Kearl	57,378	41,425
Scott Olivet	28,000	47,552
Heidi O’Neill	—	41,751
Greg Warnock	28,000	55,297

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under our written Related Party Transactions Policy and Procedures, a related party transaction (as defined below) may be consummated or may continue only if the Audit Committee of our Board approves or ratifies the transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. A related party transaction may be preliminarily entered into by management subject to ratification of the transaction by the Audit Committee; provided that if ratification is not forthcoming, management shall make all reasonable efforts to cancel or annul such transaction. At each subsequently scheduled meeting, management shall present to the Audit Committee any material changes to any approved or ratified related party transactions.

For the purposes of our policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Skullcandy (including any of our subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect interest. A “related party” includes: (i) any person who is, or at any time since the beginning of our last fiscal year was, a member of our Board, one of our executive officers or a nominee to become a member of our Board, (ii) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities, (iii) any immediate family member, as defined in the policy, of, or sharing a household with, any of the foregoing persons, and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a greater-than-five-percent beneficial ownership interest.

Transactions with Related Persons

There has not been any transaction or series of related transactions in which we were a participant in 2015 or currently are participating, involving an amount in excess of $120,000 and in which any director, executive officer or any member of their immediate family, or holder of more than five percent (5%) of our outstanding common stock, had or will have a direct or indirect material interest.